Mail Stop 7010


November 9, 2005


Via U.S. mail and facsimile (604) 269-6623

Mr. Yan Liu
President
Toro Ventures Inc.
2498 West 41st Ave., Suite 232
Vancouver, British Columbia
Canada V6M 2A7

Re:	Toro Ventures Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 17, 2005
File No. 333-127520

Dear Mr. Liu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated financial statements as required by Rule
3-
02 of Regulation S-X.

Consent of Independent Registered Public Accounting Firm

2. Your auditor`s consent should only have one date. Please file an updated consent with your amendment and ensure that it is appropriately dated.

Balance Sheet, page 32
Note 6-Share Capital, page 38

3. We reviewed your response to prior comment 5 and appreciate the additional information; however, we note that on page 6 of your registration statement you continue to indicate that 5,845,000 shares of your common stock were issued and outstanding. Disclosure on page
27 indicates that the shares were issued and fully paid for prior to
June 30, 2005. Therefore, we believe you should revise your disclosure in Note 6-Share Capital, to properly reflect 5,845,000 shares outstanding. Additionally, the equity section of your balance sheet should reflect common stock at $5,845 (5,845,000 shares at $.001 par value) with additional paid in capital of $54,155. Please tell us why you believe that you have share subscriptions, and why you have recorded equity differently than what is described above.

Statement of Operations and Deficit, page 33

4. It does not appear to us that you have dilutive securities.
Based
upon your disclosures on page 6, there does not appear to be share subscriptions outstanding that have not been paid in full. The disclosures on page 27 indicate that shares were subscribed to and fully paid for prior to June 30, 2005. Please refer to paragraph 16 of SFAS 128 indicating that no potential common shares shall be included in the computation of any diluted per share amount when a loss from continuing operations exists. Please amend your filing to revise your EPS calculations.

Cash Flow Statement, page 34

5. It appears to us that the $35,000 cash received from financing activities is the result of share issuances, not subscriptions.
Additionally, it is unclear to us what the $1 received from issuance of share capital results from. Please advise or revise.

Management`s Discussion and Analysis, page 21
Note 2-Summary of Significant Accounting Policies-Investment in
Franchise, page 37

6. Based on your disclosure in Note 4-Investment in Franchise, it appears to us that your franchise agreement will be in effect for a period of ten years and then has an option to renew for another ten years and; therefore, has a definite useful life. Please tell us how you determined that the franchise agreement has an indefinite useful life, or revise your filing.

Note 4-Investment in Franchise, page 37

7. We reviewed your response to prior comment 10 as well as the additional disclosures. Please clarify in Note 4 that you have determined that there is no impairment based on the results of your discounted cash flow analysis as indicated on page 21 and not because you purchased the franchise rights just prior to the period end.


*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708, or in her absence, me at
(202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. Yan Liu
Toro Ventures Inc.
November 9, 2005
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE